Exhibit 99.1

For Immediate Release

May 12, 2005

DRAXIS Health Reports First Quarter EPS of 8 Cents

New highs for quarterly revenues, product sales and operating income

MISSISSAUGA, ONTARIO, May 12, 2005 - DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) reported first quarter operating results that reached new highs for quarterly revenues, product sales and operating income for the three months ended March 31, 2005.  All amounts are expressed in U.S. dollars.

Highlights

•                  Revenues were $22.8 million in the first-quarter, up 62% from $14.1 million in 2004; driven by record quarterly product sales of $20.5 million, which were 68% ahead of sales in the first-quarter 2004.

•                  Net income for the first-quarter 2005 was $3.3 million, up 137% from $1.4 million in the same quarter the prior year.

•                  Basic and diluted EPS was 8 cents for the first-quarter 2005; double the 4 cents per share in the first three months of 2004.

•                  Operating income for the first quarter 2005 was $4.5 million, up 204% from the $1.5 million in the first-quarter 2004.

•                  Net cash flows from operating activities increased to $1.6 million for the first-quarter 2005, compared to a small net cash outflow for the same period in 2004.

“The first three months of 2005 have seen us achieve the best quarterly operating performance since we acquired our two core operating businesses in 1997 and 1998,” said Dr. Martin Barkin, President and CEO of DRAXIS. “The success of our business strategy continues to evolve:  operating income is three times what it was a year ago, our operating margins continue to improve, and we are consistently generating positive operating cash flows quarter over quarter. Of our two operations, contract manufacturing continues to take the lead, growing 90% over last year’s first-quarter and posting an operating margin of 19.4% as a result of our continuing focus in the specialized production of sterile products.  Radiopharmaceutical product sales in first-quarter 2005 were 9% ahead of first-quarter 2004, but this was lower than we anticipated.  We have made some significant organizational changes in this division, placing it under new leadership by recently appointing Jean-Pierre Robert as President of DRAXIMAGE.”

In the first-quarter 2005 revenues included $0.9 million of contingent milestones earned in respect of product rights sold as part of the 2003 divestiture of the company’s Canadian prescription pharmaceutical sales and marketing business. Basic EPS excluding this payment would be 7 cents per share for the first-quarter 2005.

FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

	Q1, 2005	Q1, 2004
	(unaudited)	(unaudited)
REVENUES
Product sales	$20,506	$12,209
Royalty and licensing	2,339	1,927
	$22,845	$14,136

Research and development expense	$567	$461

Product Gross Margin	$7,446	$4,238
Product Gross Margin %	36.3%	34.7%

Operating income	$4,540	$1,451
Operating Margin %	19.9%	10.3%

Cash and cash equivalents	$7,342	$10,539

Total debt	$0	$10,156

Cash flows from (used in) operating activities	$1,606	$(30)
Cash flows used in investing activities	(941)	(645)
	$665	$(675)

Net income (loss)
from continuing operations	$3,295	$1,388
from discontinued operations	—	(9)
	$3,295	$1,379

Basic income per share
from continuing operations	$0.080	$0.040
from discontinued operations	—	—
	$0.080	$0.040

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•                  Product sales revenues of $15.9 million in the first-quarter 2005 represented an increase of $7.5 million, or 90%, over first-quarter 2004 product sales of $8.4 million; the increase was due largely to increased demand for production of Hectorol® Injection for Bone Care International, Inc. and products under the GlaxoSmithKline contract.

•                  Product gross margin for the first three months of 2005 was 29.0% compared to 21.2 % for the same quarter in 2004, the increase being driven principally by volume growth of higher margin sterile products.

•                  Operating income was $3.1 million for the first-quarter 2005 compared to $0.5 million for the first three months of 2004 as a result of both volume growth, which was made possible by increasing capacity through additional production labour, and improved capacity utilization that has directly resulted in better margins through substantially improved absorption of overhead costs.

•                  During the quarter the division finalized the studies and analysis required to support the final validation of the recently installed second lyophilizer unit and commenced commercial production of freeze-dried sterile products at the beginning of the second-quarter 2005.

Radiopharmaceuticals

•                  Product sales for first-quarter 2005 were $4.7 million, a 9.3% increase over the $4.3 million for first-quarter 2004; primarily as a result of additional sales of radioiodine products, particularly in the United States.

•                  Product gross margin for the first three months of 2005 increased slightly to 59.1%, compared to 58.5% for the first-quarter 2004, reflecting the positive impact of sodium iodide sales in both years.

•                  On April 26, 2005 Mr. Jean-Pierre Robert was appointed the new President of DRAXIMAGE, the radiopharmaceuticals business, reporting to the Chief Executive Officer effective May 9, 2005. Mr. Robert has prior healthcare industry experience, particularly in the radiopharmaceutical sector, having served as Vice President and General Manger of Tyco Healthcare (Canada) following its acquisition of Mallinckrodt (Canada), where he held the same position.

•                  Dr. Richard Flanagan will assume the position of Scientific Advisor to the CEO where he will continue to give the Company the benefits of his in-depth scientific knowledge and experience in radiopharmaceuticals and molecular imaging.

•                  During the quarter the division received the first European regulatory approval for a diagnostic imaging kit product, MAA, which represents a significant milestone in the strategy of introducing products into European markets.

•                  Subsequent to the end of the quarter, DRAXIS provided an update on the key aspects of the product development program for FIBRIMAGE®, including the status of the Canadian Phase III clinical trial, the findings of two recently completed marketing studies by DRAXIS and the status of the clinical trial that is planned for the U.S.

Interim Financial Report

This release includes by reference the first quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements prepared in accordance with U.S. GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities, is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports, through the SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss first-quarter 2005 financial results at 10 a.m. (ET) on May 12, 2005. This call can be accessed by dialing 1 (800) 565-5442 (Access Code 1420492) and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the website for 30 days following the conference call.

About DRAXIS Health Inc.

DRAXIS Health (www.draxis.com) is a rapidly growing specialty pharmaceutical company providing products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Health employs over 500 staff in its Montreal facility.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if the current lawsuit against us succeeds; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations:
Jerry Ormiston	John Nesbett
DRAXIS Health Inc.	The Investor Relations Group
Phone: 1-877-441-1984	Phone: (212) 825-3210
Fax: 905-677-5494

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

- Quarter Ended March 31, 2005 -

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2004.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are described under: “Accounting Matters”.

Overview

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.  As of January 1, 2005, activities of the Company are carried out through its wholly owned subsidiary, DRAXIS Specialty Pharmaceuticals Inc., which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals).

Consistent with this strategic focus, in 2003 the Company completed the sale of our Canadian prescription pharmaceutical sales and marketing business (“DRAXIS Pharmaceutica”). The Company also realigned senior management responsibilities in 2004 to focus on its core businesses. The positive progress made by both the radiopharmaceutical and contract manufacturing businesses are highlighted by the strong operating results of these core businesses and continued improved cash flows of the Company.

The acquisition of the remaining third-party equity interest in our contract manufacturing business from SGF Santé Inc. (“SGF”) in April 2004 is further evidence of our commitment and confidence in our core businesses. Furthermore, our contract manufacturing business has returned immediate benefits through record revenues and profitability beginning in the third quarter of 2004. This has resulted in the transaction being immediately accretive to the Company’s earnings, even after taking into account the dilutive aspect of the equity offering which financed the transaction.

Effective January 1, 2005, our core subsidiaries, DRAXIMAGE Inc. and DRAXIS Pharma Inc., were legally amalgamated under the name DRAXIS Specialty Pharmaceuticals Inc., a wholly owned subsidiary of DRAXIS. DRAXIMAGE and DRAXIS Pharma are now operated as divisions of DRAXIS Specialty Pharmaceuticals Inc.  In the short term, the amalgamation will generate significant tax benefits by allowing the Company to utilize its tax loss carryforwards in a timely fashion.  The amalgamation also creates opportunities for achieving operating synergies over the long term.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

Highlights for the first quarter of 2005 were as follows:

Record Quarterly Financial Results:

•                  Record quarterly product sales of $20.5 million up 68.0% from the first quarter of 2004.

•                  Record quarterly operating income of $4.5 million up 204% from the first quarter of 2004.

•                  Record quarterly basic and diluted EPS of 8 cents per share, up 100% from the first quarter of 2004.

•                  Net cash flows from operating activities of $1.6 million and also up $1.6 million from the first quarter of 2004.

•                  Recognition of $0.9 million in contingent milestones received and earned in respect of product rights sold as part of the Company’s sale of the DRAXIS Pharmaceutica business unit to Shire BioChem Inc. (“Shire”).

Other Highlights subsequent to the quarter end:

•                  DRAXIS appointed Mr. Jean-Pierre Robert as the new head of its radiopharmaceuticals division, reporting to the Chief Executive Officer, effective May 9, 2005.

•                  DRAXIS provided, subsequent to the end of the quarter, an update on the key aspects of the product development program for FIBRIMAGE, including the status of the Canadian Phase III clinical trial, the findings of two recently completed marketing studies by DRAXIS and the status of the clinical trial that is planned for the U.S.

•                  During the quarter DRAXIS Pharma finalized the studies and analysis required in support of the final validation of the recently installed second lyophilizer unit and prepared the unit to commence commercial production of freeze-dried sterile products during the second quarter of 2005.

Consolidated Results of Operations and reconciliation of Non-GAAP Measures
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

	For the Three Month Periods Ended March 31,
	2005	2004	$ Change	% Change
Revenues
Product sales	$20,506	$12,209	$8,297	68.0%
Royalty and licensing	2,339	1,927	412	21.4%
	22,845	14,136	8,709	61.6%

Product gross margin	7,446	4,238	3,208	75.7%
% of Product sales revenues	36.3%	34.7%		1.6%
Royalty and licensing revenue	2,339	1,927	412	21.4%
SG&A	(3,640)	(3,292)	(348)	10.6%
% of Product sales revenues	-17.8%	-27.0%		9.2%
R & D	(567)	(420)	(147)	35.0%
EBITDA(1)	5,578	2,453	3,125	127.4%
% of Total revenues	24.4%	17.4%		7.1%
Depreciation and amortization	(1,038)	(961)	(77)	8.0%
Operating income	4,540	1,492	3,048	204.3%
% of Total revenues	19.9%	10.6%		9.3%
Financial
- Foreign exchange translation	(31)	(11)	(20)	(181.8)%
- Other	(11)	(114)	103	90.4%
Other income	—	96	(96)	(100.0)%
Income tax expense	(1,203)	(71)	(1,132)	(1594.4)%
Minority interest	—	(4)	4	100.0%
Loss from discontinued operations	—	(9)	9	100.0%
Net income	$3,295	$1,379	$1,916	138.9%

Net income (loss)
- From continuing operations	$3,295	$1,388	$1,907	137.4%
- From discontinued operations	—	(9)	9	100.0%
	$3,295	$1,379	$1,916	138.9%

Basic income (loss) per share
- From continuing operations	$0.08	$0.04
- From discontinued operations	—	—
	$0.08	$0.04

Diluted income (loss) per share
- From continuing operations	$0.08	$0.04
- From discontinued operations	—	—
	$0.08	$0.04

(1)                                  Income from continuing operations before depreciation and amortization, financing expense, other income, income taxes and minority interest.  This earnings measure (EBITDA) does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities. (see Accounting Matters - Non-GAAP Measures).

The following provides a high level overview of the consolidated results of the Company.  Please refer to the segmented results for more detailed explanations.

Comparison of quarters ended March 31, 2005 and 2004

Consolidated revenues from continuing operations of $22.8 million for the quarter ended March 31, 2005 increased 61.6% compared with the same period in 2004.

Product sales increased 68.0% to $20.5 million for the quarter ended March 31, 2005 compared with the same period in 2004.  The increase in product sales during the first quarter of 2005 was driven by a significant increase in contract manufacturing revenues, particularly sterile product revenues. Radiopharmaceutical product sales grew 9.3% in the first quarter of 2005 over the same period of 2004 driven primarily by increased U.S. sales of sodium iodide I-131.

Product gross margin percentage for the quarter ended March 31, 2005 increased to 36.3% as compared with 34.7% for the same period in 2004, primarily related to significant growth in the sterile business, increased capacity utilization in contract manufacturing and changes to the price structure in contract manufacturing. The shift in business mix towards contract manufacturing is normally dilutive to consolidated gross profit margins. However, since sterile product sales continue to increase in contract manufacturing relative to non-sterile product sales, contract manufacturing results are becoming less dilutive to consolidated product gross margin percentages.

Royalty and licensing revenue increased 21.4% for the quarter ended March 31, 2005 compared with the same period of 2004 due to the receipt of $0.9 million in contingent milestones received from Shire, which the Company earned in early 2005, and which was partially offset by the completion of the amortization of deferred revenue related to the SpectroPharm product line as of January 31, 2005.

As a percentage of product sales, selling, general and administrative expenses decreased for 2005 to 17.8% from 27.0% in the first quarter of 2004. The 10.6% increase in selling, general and administrative expenses in absolute dollar terms for the quarter was primarily driven by increased corporate regulatory costs and marketing studies related to the Company’s pipeline products.  The increased corporate expenditures were offset by lower costs related to long term incentive plans linked to Company’s stock price, which resulted in an incremental expense of $225,000 in the first quarter of 2004 during which the Company’s stock price experienced a significant increase.

Research and development expenditures increased compared to the first quarter of 2004 due to activities related to FIBRIMAGE® and INFECTON®.  The increased expenditures were primarily attributable to clinical trial activities for INFECTON®, coupled with costs associated with the ongoing additional detailed review of FIBRIMAGE® results.

The majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins are affected. The impact is reflected within the cost of goods sold and selling, general and administration expenses. For the first quarter 2005, there was an insignificant impact on margins as the Canadian dollar was relatively stable in the quarter compared to the U.S. dollar.

Depreciation and amortization expense for the quarter ended March 31, 2005 increased 8.0% over the same period of 2004 following the commencement of depreciation charges on certain capital installations completed during the shutdown activities of 2004.

Foreign exchange losses were minimal in the first quarter of 2005 compared with 2004. The decrease in the loss resulted from the stabilization of the Canadian dollar in 2005 relative to the first quarter of 2004.

Interest expense and bank charges decreased for the quarter compared to 2004 due to repayment of third-party debt at the end of 2004.

As a result of the acquisition by DRAXIS of all minority interest holdings on April 22, 2004, minority interest no longer impacts earnings.

For the quarter ended March 31, 2005, the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings, of 26.7%.  The Company’s effective tax rate will vary from the statutory tax rate depending on mix of net income combined statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from research and development activities in the radiopharmaceutical business also has the impact of lowering effective tax rates. Benefits related to loss carryforwards not previously recognized were not significant in the first quarter of 2005 compared to 2004.

For 2004, the income tax expense was substantially below the statutory rates in effect in the jurisdictions in which the Company operates as a result of the recognition of deferred income tax assets not previously recognized related to its Canadian operations.  Prior to the acquisition, on April 22, 2004, of all minority interest holdings, the Company was unable to execute tax planning strategies to utilize all of the loss carryforwards available to the Canadian operations.  As a result of the acquisition of all minority interest holdings and the significant increase in the profitability of the contract manufacturing operations, the Company was able to recognize into income approximately $0.9 million of previously unrecognized loss carryforwards recognized during 2004.

The basic weighted average number of common shares outstanding during the first quarter of 2005 was 41,142,854 and has increased from 37,537,205 in the first quarter of 2004, primarily as the result of the completion of the equity financing offering of 3,053,436 units (which included 3,053,436 common shares) in April 2004 and the exercise of stock options and employee participation shares.

Radiopharmaceuticals
(in thousands of U.S. dollars)  (U.S. GAAP)

	For the Three Month Period Ended March 31,
	2005	2004	$ Change	% Change
Revenues
Product sales	$4,734	$4,332	$402	9.3%
Royalty and licensing	—	—	—	—
	4,734	4,332	402	9.3%

Product gross margin	2,797	2,534	263	10.4%
% of Product sales revenues	59.1%	58.5%		0.6%
SG&A	(1,136)	(839)	(297)	(35.4)%
R & D	(567)	(420)	(147)	(35.0)%
EBITDA(1)	1,094	1,275	(181)	(14.2)%
% of Revenues	23.1%	29.4%		(6.3)%
Depreciation and amortization	(245)	(227)	(18)	(7.9)%
Operating income	$849	$1,048	$(199)	(19.0)%
% of Revenues	17.9%	24.2%		(6.3)%

(1)                                  See Accounting Matters – Non-GAAP Measures.

Radiopharmaceuticals and radiotherapy devices are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including sodium iodide I-131, and BrachySeed® brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: FIBRIMAGE®, a product that images Deep Vein Thrombosis (“DVT”) and for which a Phase III clinical study in Canada has been completed, although the additional analysis of the data from the study is still ongoing, and for which the Company expects to conduct a Phase III trial in the U.S. in the future; and INFECTON®, for imaging infection, which is currently in Phase II clinical trials in Canada and the U.S.  DRAXIMAGE also has a somatostatin-based peptide in pre-clinical development, which has potential for cancer imaging and therapy.

Highlights in this segment for the quarter ended March 31, 2005 included:

•                  Financial results:

•                  Product sales of $4.7 million for the quarter representing a 9.3% increase over 2004.

•                  Product gross margin percentage of 59.1% compared to 58.5% for the first quarter of 2004.

•                  Operating income of $0.8 million compared to $1.0 million in 2004.

•                  Other highlights:

•                  Appointed Mr. Jean-Pierre Robert as the new head of the division, reporting to the Chief Executive Officer, effective May 9, 2005.

•                  Receipt of the first European regulatory approval for a diagnostic imaging kit product, MAA, which represents a significant milestone in the Company’s strategy of introducing its products into European markets.

Comparison of quarters ended March 31, 2005 and 2004

Revenues for the quarter ended March 31, 2005 increased 9.3% compared with the same period of 2004, primarily as a result of the increase in product sales from radioiodine products and, specifically, sodium iodide I-131 sales to the U.S. The increase is related to higher volumes resulting from greater U.S. market penetration. Cold kit sales rebounded in the first quarter to traditional levels following lower than normal customer purchases in the fourth quarter of 2004.

During the first quarter of 2005, the Company received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc 99m Albumin Aggregated Injection (MAA Kit). Approval in the Netherlands allows DRAXIMAGE to initiate the Mutual Recognition Procedure (MRP) in pursuit of further regulatory approvals for this diagnostic imaging product in several additional European Union countries.

This first approval is a key milestone in the strategic plan to introduce several additional DRAXIMAGE branded products into a number of European markets. However, the pace of product approvals remains very slow due to the nature of the approval process and regulator backlog.

For the quarter ended March 31, 2005 product gross margin increased slightly compared to the same period in 2004 reflecting the positive impact of sodium iodide sales in both years.

Research and development expenditures increased $0.1 million for the quarter ended March 31, 2005 as compared to 2004 due to the ramping up of activities related to FIBRIMAGE® and INFECTON®, Specifically, the increased expenditures mainly to clinical trial activities for INFECTON® coupled with costs associated with the ongoing additional detailed review of FIBRIMAGE® results.

Preliminary results from the Canadian trial indicate that FIBRIMAGE® successfully imaged DVT.  Additional detailed review of patient data and charts is required to complete the analysis of the trial.  Since this additional analysis is not expected to be completed before the end of the second quarter, the target for filing a New Drug Submission in Canada has been moved to the second half of 2005, pending the outcome of the analysis.

Selling, general and administrative expenses increased $297,000 compared to the same quarter 2004 mainly due to costs of ongoing comprehensive market studies and activities related to the Company’s pipeline products.

Depreciation and amortization expense for this segment increased 8% compared to 2004 due to the amortization of costs related to the upgrade of warehousing and shipping facilities late in 2004.

Subsequent to the end of the first quarter of 2005, the Company appointed Mr. Jean-Pierre Robert as the new President of DRAXIMAGE, reporting to Dr. Martin Barkin, President and Chief Executive Officer of the Company. Mr. Robert will also serve as a member of the DRAXIS executive management group.

Mr. Robert previously served as Vice President and General Manager of Tyco Healthcare (Canada), overseeing domestic and export operations, following its acquisition of Mallinckrodt (Canada), where he held the same position. Most recently, he was President and CEO of an emerging Canadian biopharmaceutical company.  He has extensive healthcare industry experience, including executive, general management, marketing and sales roles involving diagnostic, pharmaceutical, chemical and laboratory products with Mallinckrodt, Fisher Scientific, Hoechst and Bayer.  He holds a B.Sc. and was a member of the Canadian Society of Nuclear Medicine.  Mr. Robert will assume his position effective May 9, 2005.

Contract Manufacturing
(in thousands of U.S. dollars) (U.S. GAAP)

	For the Three Month Period Ended March 31,
	2005	2004	$ Change	% Change

Product sales	$15,851	$8,363	$7,488	89.5%

Product gross margin	4,600	1,773	2,827	159.4%
% of Product sales revenues	29.0%	21.2%		7.8%
SG&A	(849)	(846)	(3)	(0.4)%
EBITDA(1)	3,751	927	2,824	304.6%
% of Revenues	23.7%	11.1%		12.6%
Depreciation and amortization	(681)	(466)	(215)	(46.1)%
Operating income	$3,070	$461	$2,609	565.9%
% of Revenues	19.4%	5.5%		13.9%

(1)                                  See Accounting Matters – Non-GAAP Measures.

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Highlights in this segment for the quarter ended March 31, 2005 included:

•                  Record financial results:

•                  Revenues of $15.9 million for the first quarter of 2005 represented an increase of $7.5 million or 89.5% over the first quarter of 2004.

•                  Product gross margin percentage of 29.0% compared to 21.2% for the first quarter of 2004.

•                  Operating income of $3.1 million compared to $0.5 million for the first quarter of 2004.

•                  Other highlights:

•                  During the quarter the division finalized the studies and analysis required in support of the final validation of the recently installed second lyophilizer unit and prepared the unit to commence commercial production of freeze-dried sterile products during the second quarter of 2005.

Comparison of quarters ended March 31, 2005 and 2004

For the quarter ended March 31, 2005, revenues have increased by $7.5 million or 90% over the same period of 2004. The increase was due to increased demand for the production of Hectorol® Injection for Bone Care International, Inc. (“Bone Care”) and products under the Company’s GlaxoSmithKline (“GSK”) contract. In addition, GSK production rose throughout 2004 as products obtained regulatory approvals in additional foreign markets. Throughout 2004, the Company increased its output capacity through additional production shifts for its sterile business and will continue to do so as a result of increasing demand.

More than 75% of the revenue growth in the first quarter of 2005 over the same period of 2004 is related to sterile products.  For the first quarter of 2005, sterile products represented approximately 72% of manufacturing revenues compared to 68% for 2004. The Company expects the percentage of revenue growth from the sterile business will increase relative to non-sterile growth in 2005 since demand for non-sterile product was higher than expected for the first quarter of 2005 coupled with further anticipated sterile growth including lyophilized products.

The remaining 25% growth in the first quarter of 2005 relates to non-sterile products and, in particular, increased demand for ointment and cream products from an existing customer.  The timing of demand in the non-sterile area can fluctuate from quarter to quarter and is expected to normalize to historical annualized levels over the remainder of 2005. As a result, it is anticipated that the mix of business should continue to shift more to sterile products as 2005 progresses, which should generate a positive effect on product gross margins.

Changes to the Company’s pricing structure implemented throughout 2004 had a beneficial impact on margins and revenues in comparisons with prior quarters. The impact on comparisons will diminish as the year progresses.

Product gross margin increased to 29.0% from 21.2% in the first quarter of 2004. The increase is related to volume growth driven principally by volume growth of higher margined sterile products. The volume growth was made possible by increasing the capacity in the sterile area through the introduction of additional production labour. In addition, the Company increased autoclave capacity in 2004 which is critical in reducing bottlenecks and further increasing sterile capacity. Improved capacity utilization has directly resulted in better margins through substantially improved absorption of overhead costs.

Selling, general and administrative expenses increased in the first quarter of 2005 compared to 2004 as a result of the investment in process improvement initiatives aimed at enhancing capacity.

Depreciation and amortization for 2005 increased 46% over the first quarter 2004 due principally to completed capital projects in the third quarter of 2004, including the additional autoclave capacity.

Corporate and Other
(in thousands of U.S. dollars) (U.S. GAAP)

	For the Three Month Period Ended March 31,
	2005	2004	$ Change	% Change

Revenues
Product sales	$166	$1	$165	16500.0%
Intercompany eliminations	$(245)	$(487)	$242	49.7%
Royalty and licensing	2,339	1,927	412	21.4%
	2,260	1,441	819	56.8%

Product gross margin	49	(69)	118	171.0%
% of Product sales revenues	29.5%	NM		NM
SG&A	(1,655)	(1,607)	(48)	(3.0)%
EBITDA(1)	733	251	482	192.0%
% of Revenues	32.4%	17.4%		15.0%
Depreciation and amortization	(112)	(268)	156	58.2%
Operating income (loss)	$621	($17)	$638	3752.9%
% of Revenues	27.5%	-1.2%		28.7%

(1)                                  See Accounting Matters – Non-GAAP Measures.

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; deferred revenues and expenses from GSK Consumer Healthcare with respect to the SpectroPharm line of products; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses; and inter-segment eliminations.  The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of quarters ended March 31, 2005 and 2004

Revenues related to the corporate segment were higher compared to 2004 due to the receipt of contingent milestones of $0.9 million from Shire, which the Company earned in early 2005, partially offset by a reduction of deferred revenue amortization.  The contingent milestones are earned based on market driven conditions related directly to product sales. As of January 31, 2005, all deferred revenue related to the SpectroPharm line of products was fully amortized.  The amortization of deferred revenue related to the SpectroPharm line had accounted for approximately $500,000 of non-cash revenues per full quarter.

Depreciation and amortization expense in this segment in 2005 decreased as compared to 2004 since the Company had fully amortized product rights related to the SpectroPharm line in January 2005.

Operating income from this segment increased mainly due the receipt of the Shire milestone less the reduction in deferred revenue.

Selling, general and administrative expenses were consistent in the first quarter of 2005 with the same period in 2004, despite increased expenditures related to regulatory compliance, including compliance with the Sarbanes-Oxley Act of 2002, coupled with the Company’s accelerated annual filing requirements whereby all annual filings were completed in the first quarter of 2005 as compared to the second quarter of 2004. The increased corporate expenditures were offset by lower costs related to long term incentive plans linked to Company’s stock price, which resulted in an incremental expense of $225,000 in the first quarter of 2004 during which the Company’s stock price experienced a significant increase.

Corporate Matters

There were no material corporate developments in the first quarter of 2005.

Liquidity and Capital Resources
(in thousands of U.S. dollars) (U.S. GAAP)

	Mar 31, 2005	Dec 31, 2004
		(audited)
Cash and cash equivalents	$7,342	$5,926
Restricted cash	$428	$428
Non-financial working capital (net)(1)	$21,397	$18,397
Total debt	—	—

	Mar 31, 2005	Mar 31, 2004
Cash flows from (used in) operating activities	$1,606	$(30)
Cash flows used in investing activities	$(941)	$(645)

(1)                                 Excluding cash and cash equivalents, restricted cash, current portion of deferred revenues, long-term debt and customer deposits.

	May 11, 2005	Mar 31, 2005	Dec 31, 2004
			(audited)
Common shares issued and outstanding	41,507,721	41,304,388	41,015,326
Warrants issued and outstanding(2)	1,526,718	1,526,718	1,526,718
Stock options outstanding	2,695,837	2,789,170	2,753,232
Outstanding options as a % of outstanding shares	6.5%	6.8%	6.7%

(2)                                 Each whole warrant entitles the holder to acquire one common share at price of CDN$8.50, subject to certain adjustments, any time prior to April 24, 2006.

Cash and cash equivalents at March 31, 2005 totalled $7.3 million as compared with $5.9 million as at December 31, 2004.  The increase is attributable to the increasing cash earnings of the Company offset by investment in working capital.

In connection with the divestiture of DRAXIS Pharmaceutica to Shire, $428,000 of the cash proceeds remain held in trust pursuant to an escrow agreement.  The release of this amount under escrow in instalments is dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities.  All investments as of March 31, 2005 had less than three months maturity.  As at March 31, 2005 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the quarter ended March 31, 2005, net cash flows from operating activities were $1.6 million compared to a small net outflow for the same period of 2004.

Non-financial working capital comprised of accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, increased to $21,397,000 as at March 31, 2005 from $18,397,000 as at December 31, 2004, driven mainly by a significant increase in accounts receivable related to growth in the contract manufacturing business and the timing of payments related to incentive accruals in 2004, including employee bonuses and retirement plans.

Capital expenditures for 2005 are mainly attributable to expenditures related to increasing operating efficiency in production areas in contract manufacturing and infrastructure upgrades.

All third-party debt was repaid at the end of 2004 (see Debt Repayment and Bank Financing).

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $0.8 million for the quarter ended March 31, 2005 compared with $1.2 million for the quarter ended March 31, 2004.

The Company was in compliance with all lending covenants as at March 31, 2005 and 2004.

Debt Repayment and Bank Financing

During the second quarter of 2004, the Company completed the arrangement of new credit facilities with its bankers, the National Bank of Canada as follows:

•                  $15 million Canadian or U.S. equivalent operating facility payable within 364 days of drawing upon the facility.  The operating facility can be extended by one quarter upon agreement with the lender.  As at March 31, 2005, no amount was drawn under this facility.

•                  $10 million Canadian or U.S. equivalent term facility, repayable in full at the end of the term (June 2006). As at March 31, 2005, no amount was drawn under this facility,

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided the Company meets certain ratios, which as at March 31, 2005 were met.

Both credit facilities are secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain subsidiaries.

Commitments and Contingencies

All potential contingent payment obligations to the SGF expired on April 22, 2005 in connection with the acquisition of the 32.7% interest in DRAXIS Pharma from SGF.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transaction

The Company paid rent of $33,000 during the quarter ($47,000 during the first quarter of 2004) to a company controlled by a member of the Board of Directors related to its head office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease expires in May 2006 and lease payments are made monthly.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (See Forward-Looking Statements).

The Company’s primary operational focus for 2005 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company’s capabilities and that contribute to the long-term value of the Company.

General Guidance

The Company continues to expect to achieve consolidated revenues in 2005 of $88 million to $92 million, up more than 27% from the previous year’s revenue of $69 million.  More than 95% of consolidated revenues are expected to come from the Company’s two main operating divisions, with the balance, or less than 5% of revenues, expected to come from the corporate segment.  It is anticipated that at least 70% of revenues from the operating divisions will come from contract manufacturing.

Basic earnings per share from continuing operations in 2005 are expected to reach $0.27 to $0.30, an increase of at least 35% from the $0.20 of 2004.  The change in accounting related to stock based compensation originally expected to affect earnings by $0.01 to $0.02 in 2005 will only occur beginning January 1, 2006 and will not have any impact on 2005 earnings.

These revenue and earnings estimates are based on the most current information we have and are derived from forecasts received from customers and historical buying patterns considering the territories in which customers currently operate, as well as additional territorial regulatory approvals we anticipate receiving during 2005.  The estimates could be impacted positively if we attain new customers or additional product approvals, or negatively if territorial product approvals are delayed or unforeseen problems arise in the introduction of new products into the manufacturing process or historical buying patterns do not continue.  Reference is made to the specific risk factors listed in our public disclosure documents, including our Form 20-F.  These factors could have a material adverse effect on our ability to achieve these target revenues and earnings.

Currency fluctuations, particularly between the Canadian and the U.S. dollar, are not expected to have a significant effect within a relatively broad range of 75 to 90 cents Canadian per U.S. dollar because of the mix of business and currencies currently built into the prices that make up the major revenues in both contract manufacturing and radiopharmaceuticals in 2005.

The Company currently has no debt. It will have capital expenditures in both operating divisions designed to increase productivity and maintain regulatory compliance.  Current total capital expenditure budgets are anticipated to be less than $5 million in 2005.  Capital expenditures will include acquiring equipment to increase efficiency and infrastructure expenses.  Cash flows from operating activities are expected to be at least $10 million for 2005, subject to working capital requirements driven by business growth.

At the current rate of utilization and new business growth, contract manufacturing capacity is expected to reach its optimal levels by approximately the end of 2007.  Accordingly, the Company will begin to explore various options during 2005 to increase capacity, including expansion, reconfiguring the existing facility and/or potential acquisitions.

Radiopharmaceutical

The Company’s longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market.  It will work toward this objective through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

DRAXIMAGE is expected to continue to grow through increasing sales of existing products in the U.S., introduction of new products into the U.S., as well as expansion into Europe.  The regulatory process in Europe continues to be slow. In Europe the attainment of regulatory approvals in one jurisdiction remain necessary prior to filing for approvals in other jurisdictions. We believe that the delays in approvals relate to the significant backlog of work at the European regulator. All products currently being introduced outside of Canada are products currently approved for sale in Canada or the U.S.

Management expects that continued emphasis on quality, customer service and pricing will be the key factors for the future success of BrachySeed®. There are no indications of improvement in the market, but sales of BrachySeed® are not expected to be a significant source of revenue to the Company relative to growth in other areas of the Company.

Excluding the potential impact of the four innovative radiopharmaceutical products currently under development, the Company’s target is to achieve radiopharmaceutical product sales of $30 million to $35 million by 2007.

The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its innovative proprietary radiopharmaceutical products currently under development and opportunities excluding these products. We believe each of DRAXIMAGE’s innovative products under development addresses substantial unmet market needs and thus has considerable potential.  Preliminary results from the Canadian Phase III trial indicate that FIBRIMAGE® successfully imaged DVT.  Additional detailed review of patient data and charts is required to complete the analysis of the trial. Since this additional analysis is not expected to be completed before the end of the second quarter, the target for filing a New Drug Submission in Canada has been moved to the second half of 2005, pending the outcome of the analysis.  DRAXIS, together with a Medical Advisory Board that is being assembled, will now be working to design a Phase III clinical trial protocol for submission to the FDA that incorporates updated marketing information, the requirements for venography, and the benchmarks used in the Phase III Canadian trial.  Phase II clinical trials of INFECTON® are underway in both Canada and the U.S.  The Company expects to be able to complete these studies and, if they are positive, move to Phase III trials of INFECTON® in late 2005 or early 2006.

Contract Manufacturing

The Company’s longer term objective for its contract manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third-party contract manufacturing revenues, while managing costs in order to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DRAXIS Pharma varies by production flow, specifically between sterile and non-sterile products. The demand for DRAXIS Pharma’s sterile capacity, including lyophilized and non-lyophilized product, continues to grow and create capacity challenges. Additional production shifts have been added to meet customer demand within the framework of DRAXIS Pharma’s existing production processes and systems. The Company expects to increase capacity through certain capital and equipment upgrades and the deployment of additional production shifts.  It plans to reach operating levels in its sterile business at 24 hours a day and 7 days per week by the end of 2005.

The Company believes that volumes under the GSK and Bone Care agreements will continue to be significant sources of sterile business in 2005.  Volume is, however, expected to fluctuate somewhat during 2005 due to the demand in the end user marketplace and inventory levels of our customers, which we do not control.

In 2004, the Company completed the successful installation of a second lyophilizer, which we expect will be fully validated and in commercial use during 2005.  At optimum configuration, the second lyophilizer should triple existing lyophilization capacity over time. The Company does not expect to achieve full capacity utilization on this new lyophilizer in 2005.  The transferring and introduction of new products to this lyophilizer will occur in stages during 2005.  Accordingly, the Company expects the mix of business to continue to shift in favour of higher margin sterile business, driven by the additional lyophilization, capacity, the continued strong demand for other sterile products and by our increased capacity to meet such demand.

Unlike DRAXIS Pharma’s sterile operations that continue to grow, the non-sterile operations continue to run below their current one-shift capacity. In 2005, DRAXIS Pharma will seek to increase capacity utilization of the non-sterile area by maximizing utilization of its current one-shift configuration, including targeting and securing significant contracts in this area.

The Company’s long-term target is now to achieve manufacturing revenues from its Montreal facility of between $70 million to $80 million by 2007.  This is a reflection of the demand for our sterile capacity, the successful ramp-up of production shifts, and the financial and efficiency benefits of increased capacity utilization.

The timing of regulatory approvals plays a significant role in the timing of when commercial production begins for products being introduced in our facilities. Customers operating in multiple markets must get regulatory approvals in those markets for us to manufacture products to be sold into those markets.  While our customers generally have not had significant issues in getting approvals for us as manufacturer, the timing of when those approvals occur is difficult to predict.

Corporate and Other Segment

In 2005, the Company’s Corporate and Other segment is expected to experience an increase in revenue over 2005 levels, mainly driven by royalties and milestones related to the sale of product rights to Shire which may become payable to the Company during the year.

Earnings per share benefited by approximately 1.4 cents due to contingent milestones earned from Shire in the first quarter of 2005.

By the end of 2006, all deferred revenue related to Anipryl® will be fully amortized to revenue of the Company.  While this represents a material loss of non-cash revenue, within the same period, the Company expects to fully offset the loss through increased revenues and earnings in its contract manufacturing and radiopharmaceutical businesses. Since the deferred revenue represented a non-cash source of income, the replacement of this income stream by operating income from the core operations will significantly increase long-term operating cash flows.

The Company also expects to see significant increases in expenses related to the cost of compliance with the Sarbanes-Oxley Act of 2002 in the U.S. The majority of these costs relate to the documentation and testing of internal controls. The Company anticipates the costs will exceed $400,000 in addition to the significant amount of management time involved. The Company has already invested a considerable amount of time in prior quarters to ensure that its governance practices comply with the requirements of the Sarbanes-Oxley Act of 2002 and will continue to do so.  The Company now expects the costs to be incurred over 2005 and 2006 as a result of recent changes to the deadlines for compliance regarding internal controls as they relate to the Company.

Capital and Liquidity

The Company’s balance sheet at the end of March 2005 reflects a dramatic improvement in the financial position of the Company, particularly from the end of 2003. The Company has strengthened its balance sheet significantly through the repayment of all third-party debt owing over the course of 2004.  The Company’s bank refinancing arrangements completed during 2004, coupled with its improving cash flows, significantly increase the Company’s leverage to pursue its strategic objectives and secured debt capacity at lower borrowing costs.

The equity financing completed in April 2004 and the accompanying repurchase of the minority interest in DRAXIS Pharma further increases the Company’s flexibility in managing its core businesses over the long term and achieving synergies.

Effective January 1, 2005, the Company amalgamated its two operating subsidiaries (“DRAXIMAGE Inc.” and “DRAXIS Pharma Inc.”) into one entity, DRAXIS Specialty Pharmaceuticals Inc.  The two operating subsidiaries will continue to report as separate business segments, radiopharmaceutical and contract manufacturing. The amalgamation provides short-term opportunities to achieve significant cash flow savings through a deferral of tax payments by allowing the Company to access its CDN$25 million in tax loss carryforwards available to the Canadian operations in an expedited manner.  In the long term, the Company hopes to achieve greater synergies through the combined strengths of the two divisions. The Company does not expect to restructure any of its operations but rather, expects to obtain the synergies and increased efficiencies through standardized processes and systems.

Management expects significant growth in operating cash flow driven by earnings, and expects to achieve an operating cash flow exceeding $10 million, subject to working capital requirements, in 2005. Working capital requirements are linked directly to the volume of business in contract manufacturing and timing of customer orders and, accordingly, the investment in working capital will likely grow with the growth in business.

Management will focus capital spending in the next three years on improving efficiencies in production through further automation. The Company expects in the long term to invest further in upgraded management information and process control systems to achieve efficiencies and support business expansion.

With the Company’s current cash balances, anticipated net operating cash inflows and established financing arrangements, management expects to have sufficient liquidity available to fund the Company’s cash requirements in 2005.  Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2004 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue - License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements.  In general, such fees are deferred and recognized on a straight-line basis over the contract period.  Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived.  If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets - Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions.  Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated; it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry; and filing positions taken with taxation authorities are subject to review.  Changes to estimates of future taxable income, the completion of reviews by taxation authorities, and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts – The Company determines an appropriate allowance for doubtful accounts based on an account by account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence – Provisions for inventory are charged against income when it is determined that the inventory item does not meet the defined quality and regulatory requirements for sale.  The Company does not make general provisions for inventory obsolescence as items are manufactured based on customer orders.

Discontinued Operations

Commencing with the quarter ended March 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations.  Commencing in the fourth quarter of 2002, the revenues and expenses related to Alertec® were included in the results related to continuing operations and not discontinued operations due to management’s decision in 2002 to retain the Canadian product rights due to the uncertainty of being able to obtain the third-party approval required to be able to include these rights as part of the divestiture of DRAXIS Pharmaceutica.  As a result of attaining the required third-party approval, the Canadian product rights to Alertec® were included in the sale of the remaining assets and liabilities of DRAXIS Pharmaceutica to Shire, which was completed in the third quarter of 2003.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations, which includes the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar.  Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations.  The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

Share-Based Compensation

In December, 2004, the Financial Accounting Standards Board (“FASB”) published SFAS No. 123R, Share-Based Payment.  SFAS No. 123R replaces SFAS No. 123, Stock-Based Compensation issued in 1995.  SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award during a requisite service period (usually the vesting period). This statement is effective for the Company beginning on January 1, 2006 as opposed to July 1, 2005 as originally announced. The Company intends to fully implement this statement beginning in the first quarter of 2006. As of the required effective date, the Company will apply SFAS No. 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. If the Company had adopted SFAS No. 123R in prior periods, the net impact on the Company’s Q1, 2005 and Q1, 2004 interim consolidated statements of operations would have approximated the impact as described in Note 4(b) on a pro forma basis.  The Company expects that the adoption of SFAS No. 123R will reduce the basic EPS in the by approximately $0.02 per share in 2006.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross, profit margin, operating income, net income and operating cash flow. Non-GAAP measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA (earnings before financing expense and other income, taxes, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses

EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income.

Reconciliation of Results Reported in Accordance with U.S. GAAP to Canadian GAAP
(in thousands of U.S. dollars except share related data)

The major differences between U.S. and Canadian GAAP which affect net income are summarized in the following table with an explanation of the adjustments.

	For the Three Month Periods Ended March 31,
	2005	2004

Net income as reported under U.S. GAAP	$3,295	$1,379

Continuing operations
Intangible assets - Radiopharmaceuticals segment, net of tax (i)	54	(84)
Intangible assets - Corporate and Other segment, net of tax (i)	(518)	(518)
Stock-based compensation (ii)	(201)	(140)
	(665)	(742)
Net income under Canadian GAAP	$2,630	$637

Basic income (loss) per share
Canadian GAAP	$0.06	$0.02
U.S. GAAP	$0.08	$0.04
Diluted income (loss) per share
Canadian GAAP	$0.06	$0.02
U.S. GAAP	$0.08	$0.04

(i)          Intangible Assets - Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc., which was treated as acquired research and development, and the portion of the 1997 acquisition cost of the Company’s radiopharmaceutical business assigned to acquired research and development.

(ii)      Stock-Based Compensation

Under Canadian GAAP, the Company, in the first quarter of 2004, adopted retroactively with restatement of 2002 and 2003 results, the application of the fair value based method for measuring the compensation cost of employee stock options granted in 2002 and beyond.  Under U.S. GAAP, the Company has elected to adopt the optional recognition provision for its stock options plans and hence the cost of employee stock options is disclosed in the note to the financial statements as pro forma earnings and per share information.  The difference between U.S. and Canadian GAAP applicable to stock-based compensation applies only to the Corporate and Other segment.

(iii)  Research and Development

Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense.  Under U.S. GAAP, investment tax credits are recorded as a reduction of the income tax expense.  As a result, there is no impact in the reconciliation of net income or shareholders’ equity from U.S. to Canadian GAAP.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if the current lawsuit against us succeeds; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at May 11, 2005.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	For the Three Month Periods Ended March 31,
	2005	2004
REVENUES
Product sales	$20,506	$12,209
Royalty and licensing	2,339	1,927
	22,845	14,136
EXPENSES
Cost of goods sold, excluding depreciation and amortization	13,060	7,971
Selling, general and administration	3,640	3,292
Research and development	567	420
Depreciation and amortization	1,038	961
	18,305	12,644
Operating income	4,540	1,492
Financing expense, net	(42)	(125)
Other income	—	96
Income before undernoted	4,498	1,463
Income taxes	(1,203)	(71)
Minority interest	—	(4)
Income from continuing operations	3,295	1,388
Loss from discontinued operations, net of taxes (Note 2)	—	(9)
Net income	$3,295	$1,379

Basic income (loss) per share
from continuing operations	$0.08	$0.04
from discontinued operations	—	—
	$0.08	$0.04

Diluted income (loss) per share
from continuing operations	$0.08	$0.04
from discontinued operations	—	—
	$0.08	$0.04
Weighted-average number of shares outstanding
- basic	41,142,854	37,537,205
- diluted	42,150,678	38,778,477

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	March 31, 2005	December 31, 2004
		(audited)
ASSETS
Current assets
Cash and cash equivalents	$7,342	$5,926
Restricted cash	428	428
Accounts receivable	14,348	13,724
Inventories	9,102	10,158
Prepaid expenses	936	830
Deferred income taxes, net	4,121	4,121
Total current assets	36,277	35,187

Property, plant and equipment, net	43,615	43,857
Goodwill, net	707	728
Intangible assets, net	587	737
Other assets	612	604
Deferred income taxes, net	6,643	7,672
Total assets	$88,441	$88,785

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$7,110	$10,436
Current portion of deferred revenues	3,705	3,676
Customer deposits	608	628
Total current liabilities	11,423	14,740

Deferred revenues	3,301	4,125
Total liabilities	$14,724	$18,865
Minority interest (Note 3)	—	—

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited shares authorized	$76,598	$75,840
Additional paid-in capital	15,546	15,546
Warrants (Note 4(c))	916	916
Deficit	(24,270)	(27,565)
Accumulated other comprehensive income	4,927	5,183
Total shareholders’ equity	73,717	69,920
Total liabilities and shareholders’ equity	$88,441	$88,785

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	For the Three Month Periods Ended March 31,
	2005	2004
Common Stock (Number of Shares)
Balance, beginning of period	41,015,326	37,297,817
Exercise of options	289,062	402,532
Exercise of employee participation shares	—	54,896
Balance, end of period	41,304,388	37,755,245
Common Stock
Balance, beginning of period	$75,840	$61,175
Exercise of options	758	1,173
Exercise of employee participation shares	—	204
Balance, end of period	$76,598	$62,552
Additional Paid In Capital
Balance, beginning of period	$15,546	$15,667
Stock compensation	—	(121)
Balance, end of period	$15,546	$15,546
Warrants
Balance, beginning of period	$916	$—
Balance, end of period	$916	$—
Employee Participation Shares
Balance, beginning of period	$—	$86
Exercise of employee participation shares	—	(86)
Balance, end of period	$—	$—
Employee Participation Shares-Loans Receivable
Balance, beginning of period	$—	$(86)
Exercise of employee participation shares	—	86
Balance, end of period	$—	$—
Deficit
Balance, beginning of period	$(27,565)	$(35,481)
Net income	3,295	1,379
Balance, end of period	$(24,270)	$(34,102)
Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$5,183	$286
Other comprehensive loss	(256)	(594)
Balance, end of period	4,927	(308)
Total shareholders’ equity	$73,717	$43,688
Comprehensive Income
Foreign currency translation adjustments	$(256)	$(594)
Other comprehensive loss	(256)	(594)
Net income	3,295	1,379
Total comprehensive income	$3,039	$785

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

	For the Three Month Periods Ended March 31,
	2005	2004
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income from continuing operations	$3,295	$1,388
Adjustments to reconcile net income from continuing operations to net cash from (used in) operating activities
Amortization of deferred revenues	(1,050)	(1,318)
Depreciation and other amortization	1,038	961
Stock compensation	—	83
Deferred income taxes	987	(32)
Minority interest	—	4
Other	261	315
Changes in operating assets and liabilities
Accounts receivable	(630)	(654)
Inventories	1,003	(1,128)
Income taxes	(37)	118
Prepaid expenses	(206)	(190)
Accounts payable and accrued liabilities	(3,309)	325
Current portion of deferred revenues	254	98
Net cash from (used in) operating activities of continuing operations	1,606	(30)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(794)	(591)
Increase in intangible assets	(147)	(150)
Proceeds from disposition of product right	—	96
Net cash from (used in) investing activities of continuing operations	(941)	(645)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	—	(241)
(Decrease) increase from customer deposits, net	(17)	16
Exercise of options	758	1,173
Net cash from (used in) financing activities of continuing operations	741	948
Effect of foreign exchange rate changes on cash and cash equivalents	10	(284)
Net cash from (used in) continuing operations	1,416	(11)
Net cash used in discontinued operations	—	(13)
Net increase (decrease) in cash and cash equivalents	1,416	(24)
Cash and cash equivalents, beginning of period	5,926	10,563
Cash and cash equivalents, end of period	$7,342	$10,539

Additional Information
Interest paid	$—	$71
Income taxes paid	$228	$154

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2004, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at March 31, 2005 and the results of operations and cash flows for the three month periods ended March 31, 2005 and 2004.

2.                                      Discontinued Operations

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division (“DRAXIS Pharmaceutica”).

Pursuant to APB No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all subsequent periods presented have been reclassified.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan Corporation, plc (“Elan”) to return the Canadian rights to several of Elan’s neurology products in exchange for a cash payment of $6,500, resulting in an after tax gain of $4,286 on this transaction.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. (“Shire”), of substantially all remaining products of the division.  The Company received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years.  The Company realized an after tax gain of $4,054, net of transaction and related charges.  In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products.  The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

Commencing in the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations did not include revenues and expenses directly attributable to Alertec® up until such time that third party approval was obtained.  As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire and at that time included Alertec® as part of discontinued operations on a prospective basis.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	For the Three Month Periods Ended March 31,
	2005	2004

Revenues	$—	$73
Operating loss from discontinued operations	—	(13)
Income tax recovery	—	4
Net loss from discontinued operations – net of tax	$—	$(9)

3.                                      Acquisition of Minority Interest

On April 22, 2004, the Company completed the acquisition of the 32.7% interest in the Company’s manufacturing subsidiary, DRAXIS Pharma Inc. (“DPI”), that was previously owned by SGF Santé Inc. (“SGF”).  The $9.6 million (CDN$13.0 million) cash acquisition has been accounted for by the purchase method of accounting and allocated to identifiable assets and liabilities based on their estimated fair values as follows:

Minority interest	$3,992
Property, plant and equipment	6,785
Deferred income tax liability	(1,220)
Total purchase price	$9,557

The estimates of fair value were determined by the Company’s management based on an independent valuation of Property, plant and equipment.

The purchase price paid to SGF is subject to adjustment in limited circumstances involving a change of control of the Company or DPI or a sale of substantially all of the assets of DPI prior to April 22, 2005.

4.                                      Shareholders’ Equity

(a)  Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

	For the Three Month Periods Ended March 31,
	2005	2004
Balance, beginning of period	2,753,232	3,097,942
Increase (decrease) resulting from:
Granted	325,000	125,000
Exercised	(289,062)	(400,032)
Cancelled	—	(68,333)
Expired	—	(1,700)
Balance, end of period	2,789,170	2,752,877

(b)  Stock-based Compensation Costs

The following outlines the impact and assumptions used if the compensation cost for the Company’s stock options was determined under the fair value based method of accounting.

	For the Three Month Periods Ended March 31,
	2005	2004

Net income, as reported	$3,295	$1,379
Pro forma impact	(201)	(167)
Pro forma net income	$3,094	$1,212

Basic net income per share, as reported	$0.08	$0.04
Pro forma impact per share	—	(0.01)
Pro forma net income per share (Basic)	$0.08	$0.03
Pro forma net income per share (Diluted)	$0.07	$0.03

Dividend yield	0.0%	0.0%
Expected volatility	59-60%	60%-62%
Risk-free interest rate	4.0%	4.0%
Expected option life	5 yrs	5yrs

(c) Common Share Offering

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for proceeds net of related expenses of $13,385 (CDN$18,213). Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to two years from April 22, 2004.  Included as a component of shareholders’ equity is $916, which represents the fair value of the warrants issued.  The fair value of the warrant was determined based on the price of the offering.

The underwriters had an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,206 (CDN$3,000) to the Company.  The over-allotment option expired unexercised.

5.                                      Segmented Information

Industry Segmentation

For purposes of decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies

	For the Three Month Periods Ended March 31,
	2005	2004
PRODUCT SALES REVENUES
Radiopharmaceuticals	$4,734	$4,332
Manufacturing	15,851	8,363
Corporate and Other	(79)	(486)
	$20,506	$12,209
ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$—	$—
Manufacturing	—	—
Corporate and Other	2,339	1,927
	$2,339	$1,927
TOTAL REVENUES
Radiopharmaceuticals	$4,734	$4,332
Manufacturing	15,851	8,363
Corporate and Other	2,260	1,441
	$22,845	$14,136
PRODUCT GROSS MARGIN
Radiopharmaceuticals	$2,797	$2,534
Manufacturing	4,600	1,773
Corporate and Other	49	(69)
	$7,446	$4,238
SELLING, GENERAL AND ADMINISTRATION EXPENSE
Radiopharmaceuticals	$1,136	$839
Manufacturing	849	846
Corporate and Other	1,655	1,607
	$3,640	$3,292
RESEARCH AND DEVELOPMENT EXPENSE
Radiopharmaceuticals	$567	$420
Manufacturing	—	—
Corporate and Other	—	—
	$567	$420
DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$245	$227
Manufacturing	681	466
Corporate and Other	112	268
	$1,038	$961
OPERATING INCOME (LOSS)
Radiopharmaceuticals	$849	$1,048
Manufacturing	3,070	461
Corporate and Other	621	(17)
	$4,540	$1,492

	March 31, 2005	December 31, 2004
		(audited)
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$11,963	$12,354
Manufacturing	49,098	50,103
Corporate and Other	27,380	26,328
	$88,441	$88,785

Geographic Segmentation

	For the Three Month Periods Ended March 31,
	2005	2004
REVENUES (1)
Canada	$11,354	$6,586
United States	11,367	7,440
Other	124	110
	$22,845	$14,136

	March 31, 2005	December 31, 2004
		(audited)
LONG-LIVED ASSETS (2)
Canada	$44,909	$45,322
United States	—	—
	$44,909	$45,322

(1)                     Revenues are attributable to countries based upon the location of the customer.

(2)                     Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

	For the Three Month Periods Ended March 31,
	2005	2004
EXPENDITURES FOR PROPERTY, PLANT AND EQUIPMENT
Radiopharmaceuticals	$44	$209
Manufacturing	739	371
Corporate and Other	11	11
	$794	$591

	For the Three Month Periods Ended March 31,
	2005	2004
PRODUCT SALES REVENUES BY MAJOR PRODUCT GROUPS
Radiopharmaceuticals	$4,734	$4,332
Manufacturing - Sterile	11,337	5,717
Manufacturing - Non Sterile	4,514	2,646
Corporate and Other	166	1
Intercompany eliminations	(245)	(487)
	$20,506	$12,209

6.                                      Reconciliation of Results Reported in Accordance with U.S. GAAP to Canadian GAAP

The major differences between U.S. and Canadian GAAP which affect net income are summarized in the following table with an explanation of the adjustments.

	For the Three Month Periods Ended March 31,
	2005	2004

Net income as reported under U.S. GAAP	$3,295	$1,379

Continuing operations
Intangible assets - Radiopharmaceuticals segment, net of tax (i)	54	(84)
Intangible assets - Corporate and Other segment, net of tax (i)	(518)	(518)
Stock-based compensation (ii)	(201)	(140)
	(665)	(742)
Net income under Canadian GAAP	$2,630	$637

Basic income (loss) per share
Canadian GAAP	$0.06	$0.02
U.S. GAAP	$0.08	$0.04
Diluted income (loss) per share
Canadian GAAP	$0.06	$0.02
U.S. GAAP	$0.08	$0.04

(iv)          Intangible Assets - Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc., which was treated as acquired research and development, and the portion of the 1997 acquisition cost of the Company’s radiopharmaceutical business assigned to acquired research and development.

(v)              Stock-Based Compensation

Under Canadian GAAP, the Company, in the first quarter of 2004, adopted retroactively with restatement of 2002 and 2003 results, the application of the fair value based method for measuring the compensation cost of employee stock options granted in 2002 and beyond.  Under U.S. GAAP, the Company has elected to adopt the optional recognition provision for its stock options plans and hence the cost of employee stock options is disclosed in the note to the financial statements as pro forma earnings and per share information.  The difference between U.S. and Canadian GAAP applicable to stock-based compensation applies only to the Corporate and Other segment.

(vi)          Research and Development

Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense.  Under U.S. GAAP, investment tax credits are recorded as a reduction of the income tax expense.  As a result, there is no impact in the reconciliation of net income or shareholders’ equity from U.S. to Canadian GAAP.

7.                                      Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.